Exhibit 99.52

Mogo Announces Q3 2017 Financial Results Highlighted by 61% Growth in Other Product Revenue and Fees

Company targeting launch of new cryptocurrency account in Q1 2018

Other product revenue and fees now represent 30% of total revenue

Record gross profit margin of 68%, up from 60% last year

Adjusted EBITDA increased 96% year over year to $1.0 million

VANCOUVER, Nov. 8, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX:MOGO)(OTCQX: MOGOF), one of Canada’s leading financial technology companies, today announced its financial and operational results for the third quarter ended September 30, 2017.

“The third quarter represented an important inflection point for Mogo as we delivered more than 60% growth in other product revenue and fees, which highlights the power of Mogo’s digital platform,” said David Feller, Mogo’s Founder and CEO. “As banking continues to undergo a digital transformation, in our view the next generation of consumers will want and expect multiple products in one seamless mobile account. We’ve invested more than $150 million building what we believe is the leading mobile-first digital banking experience in Canada – supported by a member base of more than 500,000, a brand that is increasingly recognized and trusted, and a 250-person FinTech team. Now we are ideally positioned to further monetize this platform by launching new products that add value to our members while creating additional revenue streams for Mogo. We have several new products on our near-term roadmap, including MogoProtect, an identify fraud protection product, along with the recently announced crypto account, which will give Canadians a simple and trusted way to buy and sell Bitcoin within their MogoAccount. It’s clear that Bitcoin is going mainstream and increasingly viewed as the new digital gold. This will be the first of multiple products based around Bitcoin and blockchain technology.”

“We delivered accelerating sequential revenue growth in Q3 led by a strong increase in other product revenue and fees, which are now 30% of our total revenue and approaching our target of 50% of revenue by the end of 2018,” said Greg Feller, President & CFO. “Our third-quarter results were also highlighted by record gross profit margin of 68%, up almost 800 basis points over last year, and quarterly adjusted EBITDA of $1.0 million, an increase of 96% over last year. Looking ahead, we expect our high-margin, fee-based revenue to be the main driver of overall revenue growth.”

Third Quarter 2017 Financial Highlights

•	Other product revenue and fees rose 61% year over year driven by increased adoption of new products and services, and now represent 30% of the Company’s total revenue.
•	Total revenue in Q3 2017 was $12.6 million, up by 10% over Q2 2017 driven primarily by the growth of other product revenue and fees and loan interest.
•	Gross profit margin increased to a record 68% of revenue, compared with 60% in the third quarter of 2016. The increase was driven by the growth of higher-margin fee-based products and strong credit performance.
•	Charge-off rate[1] improved for the fourth consecutive quarter to a record low of 15%, compared with 23% in the same period last year.
•	Adjusted EBITDA[1] increased 96% year over year to $1.0 million in the third quarter of 2017. This is the fifth consecutive quarter of positive adjusted EBITDA.
•	At September 30, 2017, Mogo had $19.1 million in cash and cash equivalents.
•	Gross loans receivable were $74.7 million as at September 30, 2017, compared to $69.6 million as at June 30, 2017.
•	Adjusted net loss for the quarter ended September 30, 2017 of $4.1 million, a decrease compared with $4.3 million in the second quarter of 2017.
•	Finalized a new senior secured credit facility of up to $40 million, as part of the Company’s existing credit facilities that in aggregate can be increased up to $250 million under certain conditions. This new credit facility has a lower effective interest rate and extends the maturity date by two years to July 2, 2020.

Third Quarter 2017 Business Highlights

•	Mogo announced it added dedicated blockchain capabilities to accelerate its plans to integrate Bitcoin and other cryptocurrencies into the MogoAccount.
•	Added 53,000 new members in Q3 2017, a 23% increase over the new member additions in Q2 2017. In November 2017, the Company announced that it surpassed 500,000 members.
•	Expanded into New Brunswick, Newfoundland, and Prince Edward Island. Subsequent to quarter end, expanded into Manitoba.
•	Ongoing enhancements to mobile-first digital account and user experience with continued focus on making it easier for consumers to manage their financial health.
•	Expanded lender relationships to enhance product selection for MogoMortgage customers.

Outlook

•	The Company expects continued growth in other product revenue and fees and is targeting for this segment to represent at least 50% of total revenue by end of 2018.
•	The Company expects continued strong member growth and is now targeting to reach 800,000 – 1,000,000 members by the end of 2018.

Conference Call & Webcast

Mogo will host a conference call to discuss its Q3 2017 financial results at 5:00 p.m. EST on November 8, 2017. The call will be hosted by David Feller, Founder & CEO, and Greg Feller, President & CFO. To participate in the call, dial 647-427-7450 or 1-888-231-8191 using the conference ID 9488838. The webcast can be accessed at http://bit.ly/2ySPtR0 or http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected. A copy of the presentation will be available at http://investors.mogo.ca.

1)	Non-IFRS Financial Measures

Gross loans receivable (short-term and long-term), net cash flow from operating activities before investment in loans receivable, charge-off rate and adjusted EBITDA are non IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. We use non IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non IFRS measure and view it in conjunction with the most comparable IFRS financial measures. Readers are referred to our MD&A for the period ended September 30, 2017 which is available at www.sedar.com and http://investors.mogo.ca/ for more information regarding our use of these measures and a reconciliation to the most comparable IFRS measure.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements regarding Mogo’s intention to accelerate its plans to integrate Bitcoin and other cryptocurrencies into the MogoAccount and introduce new products and features based on blockchain technology, statements regarding MogoProtect, and statements regarding Mogo’s revenue, revenue growth and adjusted EBITDA, the future growth of Mogo’s business including member growth, its intention to expand into other products and markets, and Mogo’s financial expectations and outlook for 2017. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its financial performance for 2017 are subject to a number of conditions, many of which are outside of Mogo’s control. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company— is focused on building the best digital financial services experience for the next generation of Canadians. Mogo’s platform currently delivers four innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform was engineered to deliver multiple financial products at scale and enable the launch of additional new innovative products all within the same digital account. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the financial brand for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/November2017/08/c1951.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 16:00e 08-NOV-17